UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Perceptron, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

71361F100

(CUSIP Number)

CHAD H. GOLDSTEIN

MOAB CAPITAL PARTNERS, LLC

15 East 62nd Street

New York, New York 10065

(212) 981-2623

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 5, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON

MOAB CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		598,211
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

598,211
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

598,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON

MOAB PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		560,568
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

560,568
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

560,568
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 71361F100

1	NAME OF REPORTING PERSON

MICHAEL M. ROTHENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		598,211
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

598,211
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

598,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%
14	TYPE OF REPORTING PERSON

IN, HC

4

CUSIP NO. 71361F100

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Moab LP and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 560,568 Shares directly owned by Moab LP is approximately $3,387,000 including brokerage commissions. The aggregate purchase price of the 37,643 Shares held in the Managed Account is approximately $245,000, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 9,391,467 Shares outstanding, as of February 1, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 6, 2017.

A.	Moab LP
(a)	As of the close of business on April 6, 2017, Moab LP directly owned 560,568 Shares.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 560,568
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 560,568
4. Shared power to dispose or direct the disposition: 0

5

CUSIP NO. 71361F100

(c)	The transactions in the Shares by Moab LP since Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Moab LLC
(a)	As of the close of business on April 6, 2017, 37,643 Shares were held in the Managed Account. Moab LLC, as the investment adviser of Moab LP and the Managed Account, may be deemed the beneficial owner of the (i) 560,568 Shares directly owned by Moab LP and (ii) 37,643 Shares held in the Managed Account.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 598,211
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 598,211
4. Shared power to dispose or direct the disposition: 0

(c)	Moab LLC has not entered into any transactions in the Shares since Amendment No. 5 to the Schedule 13D. The transactions in the Shares on behalf of Moab LP and the Managed Account since Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Rothenberg
(a)	Mr. Rothenberg, as the managing member of Moab LLC, may be deemed the beneficial owner of the (i) 560,568 Shares directly owned by Moab LP and (ii) 37,643 Shares held in the Managed Account.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 598,211
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 598,211
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Rothenberg has not entered into any transactions in the Shares since Amendment No. 5 to the Schedule 13D. The transactions in the Shares on behalf of Moab LP and the Managed Account since Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to read as follows:

As previously disclosed in Amendment No. 5 to the Schedule 13D, on February 7, 2017, each of Moab LP and Moab LLC, on behalf of the Managed Account, sold short in the over the counter market, American-style call options referencing an aggregate of 5,700 Shares and 300 Shares, respectively, which had an exercise price of $7.50 per Share and expired on March 17, 2017 (the “Call Options”).

On March 17, 2017, the Call Options were assigned and accordingly, each of Moab LP and Moab LLC, on behalf of the Managed Account, are no longer parties to the Call Options.

Schedule A is incorporated herein by reference to this Item 6.

6

CUSIP NO. 71361F100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2017

Moab Partners, L.P.

By:	Moab Capital Partners, LLC, Investment Adviser

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

7

CUSIP NO. 71361F100

SCHEDULE A

Transactions in the Shares Since Amendment No. 5 to the Schedule 13D

Nature of Transaction	Date of Transaction	Shares of Common Stock Purchased/(Sold)	Price ($)

MOAB PARTNERS, L.P.

Sale of Common Stock	02/16/2017	(849)	8.4213
Sale of Common Stock	02/16/2017	(279)	8.4213
Sale of Common Stock	02/16/2017	(643)	8.4213
Sale of Common Stock	02/16/2017	(3,167)	8.4468
Sale of Common Stock	02/17/2017	(3,684)	8.4629
Sale of Common Stock	02/17/2017	(2,165)	8.4629
Sale of Common Stock	02/17/2017	(3,180)	8.4963
Sale of Common Stock	02/17/2017	(5,035)	8.4963
Sale of Common Stock	02/17/2017	(423)	8.4963
Sale of Common Stock	02/21/2017	(2,200)	8.7311
Sale of Common Stock	02/21/2017	(1,592)	8.7311
Sale of Common Stock	02/21/2017	(100)	8.7311
Sale of Common Stock	02/21/2017	(2,132)	8.7311
Sale of Common Stock	02/21/2017	(331)	8.7462
Sale of Common Stock	02/21/2017	(448)	8.7462
Sale of Common Stock	02/21/2017	(23,768)	8.7462
Sale of Common Stock	03/16/2017	(1,400)	8.5089
Sale of Common Stock	03/16/2017	(6,000)	8.5279
Sale of Common Stock*	03/17/2017	(5,700)	7.5000
Sale of Common Stock	03/24/2017	(188)	8.4785
Sale of Common Stock	03/28/2017	(1,900)	8.5002
Sale of Common Stock	03/29/2017	(5,100)	8.5340
Sale of Common Stock	03/30/2017	(300)	8.4865
Sale of Common Stock	04/05/2017	(252)	8.5621
Sale of Common Stock	04/05/2017	(1,300)	8.5621
Sale of Common Stock	04/05/2017	(1,100)	8.5621
Sale of Common Stock	04/05/2017	(9,500)	8.5621
Sale of Common Stock	04/05/2017	(6)	8.5617
Sale of Common Stock	04/05/2017	(2,000)	8.5621
Sale of Common Stock	04/05/2017	(9,842)	8.5621
Sale of Common Stock	04/05/2017	(2,000)	8.6081
Sale of Common Stock	04/06/2017	(5,998)	8.6975
Sale of Common Stock	04/06/2017	(2,810)	8.7140
Sale of Common Stock	04/06/2017	(5,000)	8.7000

*Represents a sale of Common Stock pursuant to the assignment of call options previously sold short by Moab Partners, L.P.

CUSIP NO. 71361F100

MOAB CAPITAL PARTNERS, LLC

(Through the Managed Account)

Sale of Common Stock	02/16/2017	(129)	8.3939
Sale of Common Stock	02/16/2017	(231)	8.4468
Sale of Common Stock	02/17/2017	(341)	8.4629
Sale of Common Stock	02/17/2017	(12)	8.4625
Sale of Common Stock	02/17/2017	(522)	8.4921
Sale of Common Stock	02/21/2017	(566)	8.7462
Sale of Common Stock	02/21/2017	(99)	8.7462
Sale of Common Stock	02/21/2017	(818)	8.7462
Sale of Common Stock	02/21/2017	(364)	8.7311
Sale of Common Stock*	03/17/2017	(300)	7.5000
Sale of Common Stock	03/24/2017	(12)	8.1658

*Represents a sale of Common Stock pursuant to the assignment of call options previously sold short by Moab Capital Partners, LLC through the Managed Account.